TERMINATION OF DISTRIBUTION AND LICENSING AGREEMENT


         THIS TERMINATION AGREEMENT, made and entered into as of the 1st day of October, 2002, by and among KAMAR, INC., a Colorado corporation, KAMAR PRODUCTS LLC, a Colorado limited liability company ("KAMAR LLC") together with any other subsidiaries or other affiliates of KAMAR, Inc. (collectively, "Kamar"), IMMUCELL CORPORATION, a Delaware corporation ("ImmuCell"), and KAMAR MARKETING GROUP, INC., a Colorado corporation and a wholly-owned subsidiary of ImmuCell ("KMG"). ImmuCell and KMG are sometimes hereinafter referred to collectively as "ImmuCell/KMG."



                                   WITNESSETH:


         WHEREAS, Kamar, ImmuCell and KMG are parties to a certain Distribution and Licensing Agreement dated as of December 3, 1993, as amended by Amendment No. 1 to Distribution and Licensing Agreement dated as of July 1, 1998 and as further amended by Amendment No. 2 to Distribution and Licensing Agreement dated as of September 28, 2000 (the "Agreement"); and

         WHEREAS, Kamar, ImmuCell and KMG desire to terminate the Agreement provided certain terms and provisions are met by each party;

         NOW, THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt whereof is hereby acknowledged, the parties hereto agrees as follows:

         1. The Agreement is terminated as of 11:59 P.M. on September 30, 2002

         2. The following paragraphs survive the termination of the Agreement and are enforceable in accordance with this Termination of Distribution and Licensing Agreement:

         1.09 - "Marketing of Similar Products": the first sentence survives as amended July 1, 1998, provided that Kamar shall fulfill its obligations under this Termination of Distribution and Licensing Agreement, and the second sentence is terminated.

         2.06 - "Sharing of Risk of Uncollectible Accounts", as amended September 28, 2000

         3.01 - "Maintenance of Records" with a change reducing the period that Kamar is required to maintain such records from three (3) years after the period to which the records relate to six (6) months after Kamar meets its obligations under this Termination of Distribution and Licensing Agreement

         3.02 - "Special Audit" with a change limiting the time period during which either party may request such a Special Audit to no later than six (6) months after Kamar meets its obligations under this Termination of Distribution and Licensing Agreement

         3.07 - "Repurchase of Inventory by Kamar upon Termination or Expiration of Agreement", as amended September 28, 2000

         3.09  - "Binding Arbitration"

         4.01 - "Notices" with a change in Kamar's address to: Kamar, Inc., 1821 Kamar Plaza #3, Steamboat Springs, CO 80487

         4.03  - "Termination of Prior Agreements"

         4.02  - "Assignment"

         4.05  - "Modification of Agreement"

         4.07  - "Governing Law"

         3. Kamar shall pay ImmuCell $200,000.00 on October 1, 2002.

         4. Kamar shall pay ImmuCell an additional $730,000 on or before Thursday, October 31, 2002.

         5. The payment due to ImmuCell will be secured by a first security interest in the Kamar(R) Heamount(R) Detector product and all associated trademarks and rights. In connection therewith, the parties will enter into a Trademark Security Agreement in the form of Exhibit A. In addition, in the event of a default by Kamar of its obligations under this Termination of Distribution and Licensing Agreement that is not cured within thirty (30) days of written notice from ImmuCell, Kamar, KAMAR LLC and their respective affiliates shall agree not to compete in the heat detection business for a period of three years from the date of default. Kamar and KAMAR LLC agree that any breach of this agreement not to compete by Kamar and KAMAR LLC or their respective affiliates would cause ImmuCell substantial and irrevocable damage and therefore, in the event of such breach, Kamar and KAMAR LLC agree that ImmuCell, in addition to such other remedies which may be available, shall be entitled to specific performance and other injunctive relief.

         6. All accounts receivable recorded for sales made on or before September 30, 2002 shall be owned by ImmuCell. Kamar shall collect the cash receipts associated with these accounts and make a daily deposit of any and all amounts received into ImmuCell's bank account in the same manner that has been performed during the term of the Agreement until all cash is received. The standard accounts receivable listing prepared by Kamar will be used to evidence this amount and such listing shall be attached to this Termination of Distribution and Licensing Agreement as Exhibit B as soon after October 1, 2002 as possible. In accordance with Paragraph 2.06 of the Agreement, ImmuCell and Kamar confirm their existing agreement to share 50/50 in any uncollectible accounts.

         7. In accordance with Paragraph 3.07 of the Agreement as amended September 28, 2000, for all product ordered on or prior to September 30, 2002, Kamar represents that it will make every effort possible in good faith to ship such ordered product on or before September 30, 2002, unless the customer specifically requests that shipment not be made until after September 30, 2002. With respect to orders received on or before September 30, 2002 for which the customer does not specifically request shipment after September 30, 2002, Kamar shall process such orders on behalf of ImmuCell in accordance with the terms of the Agreement.

         8. In accordance with Paragraph 3.07 of the Agreement, the inventory on hand and paid for by ImmuCell as of September 30, 2002 will be acquired by Kamar at cost less an allowance of $3,750 for obsolete items. The value of the inventory shall be determined by physical observation performed by Kamar with ImmuCell having the right to independently verify the value. Additionally, the June 30, 2002 physical balance shall be rolled forward to September 30, 2002 by adding all purchases and deducting all sales made during the three month period ended September 30, 2002. If the roll forward balance differs from the amount determined by the physical observation performed by Kamar by more than 2%, both parties shall work together diligently in good faith to reconcile the difference. The resulting amount due from Kamar to ImmuCell shall be net against the royalties due from ImmuCell to Kamar for the month of September and for the quarter ended September 30, 2002 and shall be paid or settled on or before October 15, 2002.

         9. For the period from October 1, 2002 until December 31, 2004, ImmuCell and Kamar agree to cost share 50/50 on certain trade show related marketing expenses. Applicable costs shall include costs to reserve space at and transport the demonstration booth round trip from Portland to such shows. Applicable shows shall include the approximately four to five major shows per year commonly attended by both parties. ImmuCell will warehouse the booth in Portland at no charge in between shows. Both parties are responsible for providing their own full time sales and marketing personnel at such trade shows. This agreement is made solely for the benefit to both parties of cost sharing of fees and freight and implies no obligation of either party to market the other party's product. Additionally, Kamar agrees that it currently owes ImmuCell $3,351 for its share of certain prepayments made by ImmuCell under this agreement. This amount due from Kamar to ImmuCell shall be net against the royalties due from ImmuCell to Kamar for the month of September and for the quarter ended September 30, 2002 and shall be paid or settled on or before October 15, 2002. Going forward, ImmuCell will invoice Kamar for cost sharing expenses when applicable down payments or invoices are paid, and Kamar shall reimburse ImmuCell promptly. Additionally, Kamar will give serious consideration to buying the portion of the trade show booth that it does not currently own from ImmuCell for $4,000 after the last trade show in 2004, and at that time the booth would be shipped to a domestic location determined by Kamar at Kamar's cost.

         10. ImmuCell warrants that it has met its financial obligation under Paragraph 1.04(b), as amended September 28, 2000, of the Agreement for the periods ending September 30, 2002. Kamar agrees that ImmuCell has satisfied such obligation. Kamar shall assume all future obligations to market the product including but not limited to the December 2002 advertisement placement in Hoard's Magazine.

         11. ImmuCell affirms its agreement in accordance with Paragraph 3.07 of the Agreement, as amended September 28, 2000, that it will cease use of the name "Kamar Marketing Group" upon the termination of the Agreement, except (i) as needed to collect the accounts receivable outstanding as of September 30, 2002 or (ii) as provided in the Trademark Security Agreement. On or before December 31, 2002, assuming that Kamar meets its obligations under this Termination of Distribution and Licensing Agreement, ImmuCell will make the necessary filings with the State of Colorado to dissolve its subsidiary, the Kamar Marketing Group, Inc. and simultaneously assign all rights in the name to Kamar, to the extent practicable and permitted by law.

         12. ImmuCell and Kamar agree that a final judgement on any arbitration award under this Termination of Distribution and Licensing Agreement may be entered by any court having jurisdiction thereof.

         13. This Termination of Distribution and Licensing Agreement and the Trademark Security Agreement contain the entire agreement among the parties regarding the subject matter hereof and may not be modified in any manner except by an instrument in writing signed by the party sought to be charged.

         14. Kamar, KAMAR LLC and ImmuCell agree that this Termination of Distribution and Licensing Agreement is final and, with the exception of the terms and conditions of this Termination of Distribution and Licensing Agreement, the parties mutually release each other from any obligations, claims etc.

         15. This Termination of Distribution and Licensing Agreement is entered into as of the date first written above, and is intended to become effective on October 1, 2002. Except as specifically provided herein, all of the terms and conditions of the Agreement shall be terminated.

         IN WITNESS WHEREOF, the parties have executed this Termination of Distribution and Licensing Agreement as of the day and year first written above.

KAMAR, INC.                                 IMMUCELL CORPORATION




By: /s/ Carl E. Vail                        By: /s/ Michael F. Brigham
    ----------------                            ----------------------
    Carl E. Vail, President                     Michael F. Brigham, President
                                                and CEO


KAMAR PRODUCTS, LLC                         KAMAR MARKETING GROUP, INC.




By: /s/ Stafford C. Walker                  By: /s/ Michael F. Brigham
    ----------------------                      ----------------------
    Stafford C. Walker, President               Michael F. Brigham, President
                                                and CEO